UNITED STATES
      SECURITIES AND EXCHANGE COMMISSION
            WASHINGTON, DC 20549
                SCHEDULE 13G
               (Rule 13d-102)

INFORMATION TO BE INCLUDED  IN STATEMENTS FILED
PURSUANT TO RULES 13d-1(b)(c)AND (d) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(b)Under the
Securities Exchange Act of 1934
             (Amendment No. __ )*


             RICHMONT MINES INC
              (Name of Issuer)


                Common Stock
        (Title of Class of Securities)

                 76547T106
              (CUSIP Number)

        DKR MANAGEMENT COMPANY INC.
          1281 EAST MAIN STREET
       STAMFORD, CONNECTICUT 06902
            (203) 324-8400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

             December 3, 2001
(Date of Event Which Requires Filing of this
Statement)



Check the following box to designate the rule pursuant to which this Schedule is filed:

X       Rule 13d-1(b)
   	Rule 13d-1(c)
	Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 156708109


1.  NAME OF REPORTING PERSONS

DKR MANAGEMENT COMPANY, INC.

IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITITES ONLY)
22-3095881

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

The shares of Richmont Mines Inc ("Richmont") are held indirectly by DKR Management Company Inc. ("DKRMCI") , a registered Investment Advisor, which serves as the Investment Manager to AIG Commodity Arbitrage Fund LP and AIG Commodity Arbitrage Fund Ltd. (the "Funds")

Framework Advisors LLC ("Framework") has entered into an Advisory Service Agreement with DKRMCI, to act as a portfolio manager to the Funds.

DKRMCI and Framework disclaim any beneficial ownership of the securities to which this Form relates for purposes of
Section 13(d) of the Securities Exchange Act of 1934, as amended, except as to Richmont representing a portion of the undersigneds interest in the profits of the Funds.

(a)
(b)

3. SEC USE ONLY

4. CITIZEN OR PLACE OF ORGANIZATION

Corporation organized in Delaware.

Number of Shares Beneficially Owned By Each Reporting
Person With:

5.   SOLE VOTING POWER
N/A

6.   SHARED VOTING POWER

809,700 share of Richmont Mines Inc. common stock


7.    SOLE DISPOSITION POWER
N/A

8. SHARED DISPOSITION POWER

See Item 6


9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON

As of December 3, 2001:
DKR Management Company Inc. indirectly owns 809,700 shares of Richmont Mines Inc. (common stock) (the total shares owned by the Funds combined)

Framework Advisors LLC indirectly owns 809,700 shares of Richmont Mines Inc. (common stock) (the total shares owned by the Funds combined)

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*
N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.38%

The Percentage was calculated by dividing 809,700 into 15,051,000 (shares outstanding as of 10/31/2001, Bloomberg)

12.  TYPE OF REPORTING PERSON*

DKR Management Company Inc. is a registered
Investment Adviser  (IA).



Framework Advisors LLC,LLC incorporated in Delaware (OO), principal place of business: 1281 East Main Street, Stamford, CT 06830

Item 1:	Security and Issuer

1(a) 	Name of Issuer
RICHMONT MINES INC

1(b)	Address of Issuer's Principal Executive Offices
1, Place-Ville-Marie
Suite 2130
Montreal, PQ H3B 2C6
CANADA

Item 2:	Identity and Background

2(a)	Name of person Filing
	DKR Management Company, Inc.

2(b)	Address of Principal Business Office or,
        if none, Residence
	1281 East Main Street, Stamford, CT 06902
2(c)	Citizenship/ Corporation organized
	A corporation organized in Delaware
2(d)	Title of Class of Security
	RICHMONT MINES INC.
2(e)	Cusip Number
	76547T106

Item 3: If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), the person filing is a:

DKR Management Company, Inc. is filing Form 13G as a
Qualified Institutional Investor pursuant to Rule 13d-1(b).

Framework Advisors LLC does not seek to acquire or influence "control" of Richmont and own less than 10% of the Class of Security.

Item 4:   Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

4(a)	Amount Beneficially Owned
809,700 shares of Richmont Mines Inc.

4(b)	Percent of Class
5.38%

4(c) 	Number of shares as to which the person has

(i) Sole Power to vote or to direct the vote
None

(ii)	Shared power to vote or to direct the vote

809,700 shares of Richmont Mines Inc.




As of December 3, 2001:

DKR Management Company Inc. indirectly owns 809,700 shares of Richmont Mines Inc.
(the total shares owned by the Funds combined)

Framework Advisors LLC indirectly owns 809,700 shares of Richmont Mines Inc.
(the total shares owned by the Funds combined)

(iii) Sole power to dispose or to direct the disposition of None

(iv) Shared power to dispose or to direct the disposition of

See above 4(c)(ii)

Instruction:
For computation regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5:	Ownership of Five Percent or less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following


Instruction: Dissolution of a group requires a response to this item.

Item 6:  Ownership of More than Five percent on Behalf of
Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest related to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan,pension fund or endowment fund is not required.

The shares of the Richmont Mines Inc. ("Richmont") are held indirectly by DKR Management Company Inc. ("DKRMCI"), a registered Investment Advisor, which serves as the Investment Manager to AIG Commodity Arbitrage Fund LP and
AIG Commodity Arbitrage Fund Ltd. (the "Funds").

Framework Advisors LLC ("Framework") has entered into an Advisory Service Agreement with DKRMCI to act as a portfolio manager to the Funds. Framework, as the portfolio manager, has the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of such security.

Item 7:	Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent
Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under
Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.
If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

Not Applicable

Item 8:	Identification and Classification of Members of
the Group.

If a group his filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under item 3(h) and attach anexhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

See attached - Exhibit I

Item 9:	Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required,by members of he group, in their individual capacity.
See item 5.

Not Applicable

Item 10:	Certification

The following certification shall be included if the statement is filed pursuant to Rule 13D-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:	December 11, 2001

/s/ Barbara Burger
Senior Vice President & General Counsel
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.The name and any title of each person who signs the statement shall be typed or printed beneath his signature.






EXHIBIT I


The undersigned acknowledge and agree that the foregoing statement on Schedule 13G, as amended, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, as amended, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.



DKR Management Company Inc.


/s/ Barbara Burger
Senior Vice President and General Counsel


Framework Advisors LLC

/s/ Joseph Kleinman
Executive Vice President